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                             December 28, 2020

       Andrei Floroiu
       Chief of Executive Officer
       Vaxart, Inc.
       385 Oyster Point Boulevard
       Suite 9A
       South San Francisco, CA 94080

                                                        Re: Vaxart, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Form 10-Q for the
quarterly period ended June 30, 2020
                                                            File No. 001-35285

       Dear Mr. Floroiu:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Management's Discussion and Analysis, page 77
       Results of Operations, page 80

   1. We note your discussion of the changes in royalty revenue for the periods presented on page 81. You explain
that royalty revenue in the year ended December 31, 2018 "excludes comparable revenue of
$3.5 million earned in the pre-Merger period." We note however from page 105 that the
large increase in royalty revenue during 2019 can be attributed to
                                                        Inavir, as such
revenues were $3,668,000 in 2019 and $552,000 in the post-Merger period in 2018, given royalty
revenues from Relenza in each of those periods were fairly
                                                        consistent, i.e., was
$778,000 and $788,000, respectively. Please explain and provide us with your proposed MD&A
disclosures to more clearly disclose the underlying trends
                                                        experienced. We further
note from the revenue footnotes included in the Forms 10-Q for the last several
quarters that apparently no royalty revenue was earned from Inavir in the
 Andrei Floroiu
Vaxart, Inc.
December 28, 2020
Page 2
         second and third quarters for each of the last three years. Please provide proposed disclosure to identify the underlying trends, in the context of the disclosure on page 78 that such revenue amounts are "based on fixed percentages of net sales of these drugs".
Form 10-Q for the quarterly period ended June 30, 2020

Management's Discussion and Analysis, page 20
Financial Operations Overview, page 23

2. We note your statement on page 24 that your preclinical research activities in the six months ended June 30, 2020, have related principally to COVID-19 and to your customer service contract. We note the table provided on page 79 of the December 31, 2019 Form
         10-K and page 22 of the March 31, 2020 Form 10-Q that disaggregates external research and development expenses by program, including Preclinical research and process development costs. Please provide a table similar to the one provided on page 79 of your
         December 31, 2019 Form 10-K in your future filings as it will help readers better understand the changes in such expenses and how such changes align with
         your focused business and operational activities. Given your narrative emphasis on your research activities related to a COVID-19 vaccine, tell us how you considered separately quantifying the research expenses related to those efforts in your table or related narrative disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameAndrei Floroiu                                Sincerely,
Comapany NameVaxart, Inc.
                                                                Division of
Corporation Finance
December 28, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName